

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Attn: David Bychkov C.E.O.
Exmovere Holdings, Inc.
1600 Tysons Blvd., 8th Floor
McLean, VA 22102

      Re: Exmovere Holdings, Inc.
           Item 4.01 Form 8-K
           Filed February 28, 2011
           File No. 000-52713

Dear Mr. Bychkov:

     We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     /s/ Blaise A. Rhodes

                     Blaise A. Rhodes
                     Staff Accountant
                     Office of Beverages, Apparel and
                     Health Care Services